August 14, 2024

Jenifer Gallagher and John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: StartEngine Crowdfunding, Inc.

Form 10-K for the Fiscal Year ended December 31, 2023

Response Dated July 5, 2024
File No. 000-56415

Dear Ms. Gallagher and Mr. Cannarella,

We acknowledge receipt of the comments in your letter dated August 2, 2024, regarding the Form 10-K for the Fiscal Year ended December 31, 2023 (“2023 Form 10-K”) of StartEngine Crowdfunding, Inc. (the “Company”), which have set out below.

Form 10-K for the Fiscal Year ended December 31, 2023

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Investments – Real Estate, page F-16

1.	We note your response to prior comment 3 indicating that you intend to update your accounting policy to clarify that you apply the fair value model to account for your investment in real estate. Please provide us with your proposed accounting policy disclosure and cite the authoritative accounting literature that you are relying upon to account for your investment in real estate at fair value.

The Company intends to replace the “Investments – Real Estate” subsection of “Note 2 – Summary of Significant Accounting Policies” with the following:

StartEngine has invested $2,136,628 to purchase a membership interest in an LLC that owns one residential apartment building in California as of December 31, 2023. The company values this interest via the adjusted cost measurement alternative per ASC 321-10-35-2, noting it records the initial measurement at fair value, and in subsequent reporting periods, reports changes in the fair value of such equity investments in net income. As the underlying building does not have a readily available fair market value, the company alternatively measures the investment at cost, minus impairment, if any, plus or minus adjustments through income for observable price changes. To date, the investment has not had any observable price changes, and as such, has not been impaired.

Revenue Recognition, page F-16

2.	We have read your response to prior comment 4 and the disclosures proposed to describe the transactions involving your StartEngine Private venture. We understand that under this program you are acquiring ownership interests in venture capital backed, late-stage private companies which are later sold to Funds that are not consolidated though which are managed and advised by two of your subsidiaries. Please clarify for us any aspect of the arrangement that is not fully consistent with this description.

Please further expand your disclosures to include quantification of the value of ownership interests acquired and held for sale to the Funds at the end of each period and to describe the mechanisms involved in pricing securities of the Fund and determining your share of the proceeds, as consideration for the ownership interests conveyed.

Please expand your disclosures pertaining to cost of revenues in MD&A to quantify the effects associated with activities of your StartEngine Private venture.

The Company believes your understanding of the arrangement is consistent with your description.

The Company plans to expand its description of StartEngine Private and include the following:

StartEngine Private: The Company provides accredited investors the opportunity to purchase membership interests in funds (“SE Funds”) which own shares of venture capital backed, late-stage private companies (the “underlying securities”) via its StartEngine Private product offering. The SE Funds are managed by StartEngine Private Manager LLC and advised by StartEngine Adviser LLC. StartEngine Adviser LLC is an exempt reporting adviser under Rule 203(m)-1 under the Investment Advisers Act of 1940. The SE Funds sell their membership interests in offerings that are exempt from registration under Section 4(a)(2) of the Securities Act of 1933 and specifically Regulation D promulgated thereunder. Such offerings are marketed to accredited investors by the Company’s FINRA-member and SEC-registered broker-dealer subsidiary, StartEngine Primary LLC. The Company generates revenue to the extent it is able to sell underlying securities to an SE Fund. The Company treats the amount it receives for selling underlying securities as revenues, and the acquisition cost related such underlying securities as cost of revenues. There are several factors that are used in pricing the securities of an SE Fund, including but not limited to:  the price (including transaction costs) the securities were purchased by the SE Fund’s affiliate, the time spent and costs involved by the SE Fund’s management team including those related to identifying, verifying, acquiring, and managing the investments, sales of the underlying securities  on the secondary market, as well as considerations are given for the illiquidity of private investments compared to publicly traded securities and investor interest in the SE Fund’s securities. The Company also believes that there is value added by allowing investors to have an economic interest in these companies with less hassle and smaller denominations than available in secondary markets. Additionally, consideration is also given to broader economic and market conditions that might impact the valuation of private companies, such as industry trends, regulatory changes, and economic cycles.

In addition, the Company plans to add the following new subsection in “Note 2 – Summary of Significant Accounting Policies:

Investments – Private

The Company purchases shares of venture capital backed, late-stage private companies and records the purchases at cost. The cost of the underlying asset includes the purchase price and acquisition expenses, which include all fees, costs and expenses incurred in connection with the evaluation, investigation, and acquisition of the underlying securities. The Company purchases the private company shares either directly or through other special purpose vehicles and after a certain period of time sells its investment to an SE Fund. Each time the company sells shares to the SE Funds, it reduces its holdings by the cost basis of the sale.

Below is a breakdown of the StartEngine Private assets by industry held at the end of the reporting period, each of these investments are small minority stakes in the underlying companies.

Video Games	$643,558
Fintech	$901,784
AI Hardware	$1,040,039
Sales Technology	$754,868
Messaging Platforms	$403,495
Software Development	$613,339
Total StartEngine Private assets held by industry at December 31, 2023	$4,357,083

With respect to cost of revenues, the Company will update the description in the MD&A to include “Our cost of revenues during the year ended December 31, 2023 was $8,703,894, which represented an increase of $1,652,996, or 23% from the amounts during the same period in 2022 due to: increased costs related to due diligence on new issuers; StartEngine no longer passing through credit card costs to new issuers as of Q2 2023; and the addition of selling costs related to StartEngine Private (which includes the cost basis including transaction costs of the private company shares sold into the offerings). The cost of revenues for StartEngine Private was $1,850,954 for the fiscal year ended December 31, 2023, and our gross margin for this product in 2023 was 32%.

Further, the Company will update Note 2 to include the cost of revenues attributable to StartEngine Private.

Note 5 – Intangible Assets, page F-20

3.	Given the significance of your intangible asset account, reflecting the customer list acquired from the SeedInvest business, we believe that you should include an accounting policy disclosure to explain how you evaluate this intangible asset for impairment, considering the guidance in FASB ASC 350-30-35-14, also to describe the nature of the customer list sufficiently to understand how you are evaluating its utility and to clarify the extent to which any active business accounts were received as part of the transaction.

Please also revise your disclosure to include your estimate of amortization expense for each of the five succeeding fiscal years to comply with FASB ASC 350-30-50-2(a)(3).

The Company intends to replace “Note 5 – Intangible Assets” with the following:

Intangibles – Seedinvest

On May 5, 2023, StartEngine Crowdfunding, Inc. (“StartEngine”) completed its purchase of substantially all of the assets of the SeedInvest business as conducted by Circle Internet Financial Limited through its subsidiary Pluto Holdings, LLC, a Delaware limited liability company (“Pluto Holdings”) and through SI Securities, LLC, a New York limited liability company (“SI Securities”), and SeedInvest Technology, LLC, a New York limited liability company, each a wholly-owned subsidiary of Pluto Holdings (“SeedInvest Technology,” collectively, with the assets acquired from Pluto Holdings and SI Securities, “SeedInvest”). The total consideration for the purchase is 960,000 shares of StartEngine’s common stock, which based on StartEngine’s previous Regulation A offering price of $25 per share would be valued at $24 million. The acquisition included intellectual property including the customer list of SI Securities as well as other digital assets.

The Company adheres to the provisions of ASC 350 - Goodwill concerning the valuation and presentation of intangible assets. The Company determined the useful life of 7 years for the purchased assets based on historical investment data for users of the StartEngine platform. In 2023, the Company received investments from users with accounts created from 2015-2023 and have seen a continuation of that trend in to 2024. As the Company continues to provide new offerings and work on outreach to users, we believe that this purchase will maintain its useful life for the duration.

As part of the acquisition of the SeedInvest business, the Company acquired a significant intangible asset in the form of a customer list. At the time of acquisition, the Company determined the fair value of the acquired assets, noting that approximately 100% of the gross assets acquired was concentrated in the customer list. The value of intellectual property and various immaterial contracts with vendors was deemed insignificant, and no fair value was assigned to those assets. All contracts have since been canceled, and the SeedInvest webpage and domain are solely used as a redirect to the Company’s site, where users must set up new accounts with the Company. The acquisition did not include any fixed assets, vehicles, equipment, machinery, tools, furnishings, computer hardware, or fixtures, as outlined in Section 2.1(b) of the Asset Purchase Agreement.

In accordance with the guidance in FASB ASC 350-30-35-14, the Company evaluates the customer list for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test for intangible assets with indefinite useful lives involves comparing the fair value of the intangible asset with its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess.

The Company considers various factors that may indicate impairment of the customer list, including but not limited to:

•	Declines in customer retention rates.
•	Reductions in revenue per customer.
•	Changes in market conditions affecting the value of the customer relationships.
•	Strategic shifts that alter the utility of the acquired customer list.

As of December 31, 2023, the gross carrying amount of the purchase was $24,121,040, accumulated amortization is $2,248,848 and the estimated aggregate amortization for the five succeeding fiscal years is $17,229,314. The breakdown of each of the five succeeding fiscal years amortization is below.

2024:	$3,445,863
2025:	$3,445,863
2026:	$3,445,863
2027:	$3,445,863
2028:	$3,445,862
Total:	$17,229,314

Thank you for the opportunity to respond to your questions regarding the 2023 Form 10-K of StartEngine Crowdfunding, Inc. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow
Jamie Ostrow
Partner
CrowdCheck Law LLP

Cc: Howard Marks, Chief Executive Officer

5